REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

NEWS RELEASE

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. AND MINEWEST SILVER AND GOLD

ANNOUNCE SILVERKNIFE NOTICE OF WORK SUBMITTED

For  Immediate  Release:  March  28,  2011.   Vancouver,  BC  –  Reg  Technologies  Inc.  (TSX

Venture  Exchange:  RRE.V,  OTC  BB:  REGRF)  is  pleased  to  announce  that  a  notice  of  work  for the  B.C.  Silverknife  property  has  been  submitted  to  the  B.C.  government  in  support  of  a proposed drilling program in the amount of up to 1,500 meters.

The  following  work  is  recommended  by,  Paul  D.  Gray,  P.Geo.,  within  the  2011  Silverknife

Technical report as filed on SEDAR as follows:

•     Phase I (a) -    Silverknife data GIS Completion

•     Phase I (b) -    Core recovery program from previous drilling completed in 1985 & 1987

•     Phase I (c) -    Property survey / prospecting geological mapping

•     Phase I (d) -    Detailed geophysical survey

•     Phase I (e) -    Diamond drilling program 1,000 to 1,500 meters

Total budget $358,700.00

The  Silverknife  property  represents  a  zone  of  known  Ag-Zn-Pb  mineralization  distal  to,  and stratigraphically  lower  than  the  Silvertip  deposit  and  more  proximate  to  the  Cassiar  Batholith  (a

potential  mineralizing  heat  source  in  the  district).   Paul  D.  Gray,  P.Geo.,  author  of  the  43-101

report  on  the  Silverknife  property,  believes  the  most  relevant  targets  for  mineral  exploration  on the  Property  are  associated  chimney-type  feeder  systems  and  mantos  related  to  the  Silvertip mineralizing event.

To  date,  there  has  been  insufficient  exploration  work  conducted  to  adequately  define  these potential  targets  and  it  is  uncertain  if  such  targets  will  be  discovered.  However,  the  fact  the mineralization  has  been  identified  and  overlaps  onto  the  Silvertip  property  is  a  compelling reason to explore for additional zones of mineralization on the Silverknife Property.

In  1983,  the  Silverknife  Property  was  staked  and  from  1984-1988  Reg  Resources  Corp.  and

Chevron   Minerals   Inc.   a   staged   series   of   mineral   exploration   programs   were   conducted.

Geochemistry  and  geophysics  were  the  primary  initial  (1983-1985)  exploration  tools  applied  to

Property,  and  following  on  a  number  of  anomalies  discovered  in  1985  a  30  hole  diamond  drill

program  was  completed.   Based  on  this  first  phase  drilling,  a  “Discovery  Zone”  of  silver-zinc-

lead mineralization was uncovered, including the following intersections:

•     Hole 85-4: 7.25m of 5.04oz/t Ag, 2.65% Pb and 3.09% Zn

•     Hole 85-6: 0.2m of 4.43oz/t Ag, 1.9% Pb and 3.42% Zn

•     Hole 85-21: 4.3 m of 29.02oz/t Ag, 10.14% Pb and 7.02% Zn

20  additional  holes  were  collared  from  1986-1987,  the  bulk  of  which  were  focused  on  defining

and  expanding  the  “Discovery  Zone”  mineralization  on  the  Property.   The  1987  drilling  included

the following mineralized intersections:

•     Hole 87-35: 18.02 m of 4.17 oz/t Ag, 1.67% Pb and 3.02% Zn

•     Hole 87-38: 9.99 m of 5.36 oz/t Ag, 1.73% Pb and 3.15% Zn

•     Hole 87-39: 4.63 m of 3.18 oz/t Ag, 4.60% Pb and 3.97% Zn

•     Hole 87-40: 5.94 m of 6.20 oz/t Ag, 3.47% Pb and 3.65% Zn

•     Hole 87-43: 8.00 m of 2.05 oz/t Ag, 1.59% Pb and 4.85% Zn

•     Hole 87-44: 3.66 m of 7.52 oz/t Ag, 6.21% Pb and 4.78% Zn

Through a series of agreements, the Property is owned as follows:

•     Reg  Tech  owns  8  million  shares  of  Minewest  Silver  and  Gold  (a  Reg  Technologies  Inc.

subsidiary,  British  Columbia  incorporated,  private  company),  which  owns  a  70%  working interest in the Silverknife Property subject to the 10% NPI held by Teryl;

•     Teryl owns 30% working interest and has a 10% Net Profit Interest (“NPI”);

•     Reg holds a 5% net profits interest against the whole of the Property;  and

•     a 1% NSR is held against the Property by SMR Investments Ltd.

•     Reg  Tech  is  making  a  distribution  of  shares  to  its  shareholders  on  a  7  to  1  basis.   For

every seven shares of Reg the shareholder will receive 1 share of Minewest.

Qualified Person

Paul  D.  Gray,  P.  Geo.,  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies  under the  rules  stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has  verified  the data contained in this news release for accuracy.

ABOUT REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an  improved axial  vane  type  rotary  engine  known  as  the  Rand  Cam™/RadMax™  rotary  technology  used  in the  revolutionary  design  of  lightweight  and  high  efficiency  engines,  compressors  and  pumps.

The  RadMax™  engine  has  only  two  unique  moving  parts,  the  vanes  (up  to  12)  and  the  rotor,

compared  to  the  40  moving  parts  in  a  simple  four-cylinder  piston  engine.     This  innovative

design makes it possible to produce up to 24 continuous power impulses per one rotation that is

vibration-free  and  extremely  quiet.     The  RadMax™  engine  also  has  multi-fuel  capabilities

allowing  it  to  operate  on  fuels  including  gasoline,  natural  gas,  hydrogen,  propane  and  diesel.

For more information, please visit www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

"John Robertson"

John Robertson

President

Contact:    Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the  “Companies’”)

which   are   not   historical   facts   are   "forward-looking   statements"   that   involve   risks   and   uncertainties,   including   management's

assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of  which  are  beyond  the

Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and  developments  are likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained  in  this  press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including,  but  not  limited  to:  the  impact  of  competitive  products  and  pricing,  the  Companies'  dependence  on  third  parties  and licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the  Companies  or  develop or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to

the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays  resulting  from  or  inability  to  obtain  required regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic

conditions  in  Canada,  and  the  United  States,  industry  conditions,    increased  competition,  the  lack  of  availability  of  qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect

to   announced   transactions.   The   Companies’  actual   results,   performance   or   achievements   could   differ   materially   from  those

expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  Reg  Technologies’ financial  statements,

management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at

www.sedar.com,  and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s

Form  10-KSB  annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.